Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                  February 5, 2003


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G -  Gardenburger, Inc.


 Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                          Sincerely,



                                                          Jeffrey A. Ruiz






Enclosures

                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                               Gardenburger, Inc.
                 ---------------------------------------
                                   NAME OF ISSUER:


                       Common Stock ($0.001 Par Value)
                   ---------------------------------------
                        TITLE OF CLASS OF SECURITIES

                                    365476100
                   ---------------------------------------
                                CUSIP NUMBER


                             December 31, 2002
                  ---------------------------------------
         (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
        Schedule is filed:

                  [   ] Rule 13d-1(b)

                  [ X ] Rule 13d-1(c)

                  [   ] Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (A) [ ]
          (B) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     930,696
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                            930,696
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                                    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
         SHARES [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.4%

12.     TYPE OF REPORTING PERSON

         HC, CO, BK

   * In accordance with Securities Exchange Act Release No. 39538 (January 12,
   1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries andaffiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any otherbusiness group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficialowner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investmentdiscretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner,or other manager, to the extent interests in such entities are held by persons other than CIB. In addition, this filing amends the Schedule 13G previously filed by the Taunus Corporation, a wholly-owned subsidiary of DBAG


Item 1(a).      Name of Issuer:

                Gardenburger Inc.  (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                The address of the Issuer's principal executive offices is:

                1411 Southwest Morrison Street, Suite 400, Portland, OR 97205

Item 2(a).      Name of Person Filing:
                This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of the Reporting Person is:

                        Taunusanlage 12, D-60325
                        Frankfurt am Main
                        Federal Republic of Germany

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of the Act;

                 (b)  [ ] Bank as defined in section 3(a)(6) of the Act;

                 (c) [ ]Insurance Company as defined in section 3(a)(19) of the Act;

                 (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

                 (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                 (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [ ] parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)  [ ] Group, in accordance with Rule 13d-1
                      (b)(1)(ii)(J).


Item 4.           Ownership.

           (a)    Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

           (b)    Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c)   Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote:

                           The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                (ii) shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                (iii) sole power to dispose or to direct the
                       disposition of:

                          The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

               (iv) shared power to dispose or to direct the
                     disposition of:

                         The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.        Ownership of Five Percent or Less of a Class.

                 Not applicable.


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  See Exhibit A

Item 8.        Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.        Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DEUTSCHE BANK AG


                                    By: /s/ Jeffrey A. Ruiz
                                        -------------------
                                    Name: Jeffrey A. Ruiz
                                    Title: Vice President


                                    By: /s/ Margaret M. Adams
                                        ---------------------
                                    Name: Margaret M. Adams
                                    Title: Director











Dated: 2/5/03



                                             Exhibit A



Subsidiary                             Beneficial Ownership                  Nature of Holdings
------------------------------------------------------------------------------------------------------




DB Capital Investors, L.P                   710,843*               Sole Voting and Sole Dispositive


Castlewood Expansion Partners, L.P.         213,253  **            Sole Voting and Sole Dispositive


Deutsche Bank Securities Inc                100                    Sole Voting and Sole Dispositive

Deutsche Bank AG London Branch              6,500                  Sole Voting and Sole Dispositive







--------
* This figure includes 85,000 shares of Series C Convertible Preferred Stock,and 15,000 shares of Series D
Convertible Preferred Stock, and 85,843 Warrants.
** This figure includes 25,500 shares of Series C Convertible Preferred Stock,and 4,500 shares of Series D
Convertible Preferred Stock, and 25,753 Warrants.

